FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 02/07/2025

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal, 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.'s press release announcing the release of the Sustainability Report 2024 and the updated decarbonization target.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: July 02, 2025

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Releases Sustainability Report 2024

Luxembourg, July 02, 2025 – Ternium S.A. (NYSE: TX) today announced the release of its Sustainability Report 2024, outlining the company’s performance, strategy, governance and risk management across key sustainability areas, such as climate change, environmental and human resources management, and relationship with the community and the value chain. The report also underscores that integrity remains central to Ternium’s long-term sustainable development.

Ternium’s Sustainability Report highlights its progress toward its 2030 emissions intensity reduction target, updated in 2024. Among key initiatives developed during the year were the commissioning of a wind farm in Argentina and the ongoing construction of a new steel shop in Pesquería, which will use DRI-EAF (Direct Reduced Iron – Electric Arc Furnace) technology. These projects represent significant steps forward in Ternium’s transition toward lower-carbon steelmaking.

The report also addresses the company’s ongoing commitment to minimizing the environmental impact of its operations through a process of continuous improvement and strict adherence to environmental standards, describing the adoption of advanced technologies aimed at reducing emissions, conserving energy, and optimizing resource use. In addition, it highlights the company’s sustained focus on community development, with concrete actions such as the construction of a new Roberto Rocca Technical School in Santa Cruz, Brazil, near its steelmaking facility.

Ternium's Sustainability Report has been prepared following the international standards set by the GRI (Global Reporting Initiative) and the SASB (Sustainability Accounting Standards Board) for Iron & Steel Producers, as well as the guidelines from the World Steel Association. It also aligns with the recommendations of the TCFD (Task Force on Climate-related Financial Disclosures) for climate change reporting and describes the company's contributions to the UN’s Sustainable Development Goals.

The report is available at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in the Americas, providing advanced steel products to a wide range of manufacturing industries and the construction sector. We invest in low carbon emissions steelmaking technologies to support the energy transition and the mobility of the future. We also support the development of our communities, specially through educational programs in Latin America. More information about Ternium is available at www.ternium.com.